

Established 1837



SEC MAIL
PROCESSING
RECEIVED
MAR 3 0 2005
WASH. D.C.
202
SECTION

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com



05006926

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

23 March 2005

82-2083

Dear Sirs

MERCHANT NAVY OFFICERS PENSION FUND COURT DECISION

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

DJ Leonard
Deputy Company Secretary



PROCESSED
APR 04 2005
THOMSON
FINANCIAL

enc